SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Conference Call Announcement

We hereby inform you that KT (KRX: 030200, NYSE:KTC) will announce the 2008 1st Quarter Preliminary Earnings Results on April 25, 2008 at 16:00 (Korean Standard Time). English translation will be provided for your convenience. The entire session will be broadcasted live on the internet. Please call the dial-in number provided below and give the password to the conference call operator.

Speaker: Mr. Soo-Ho Maeng, CFO

Call time and dial-in number are as follows:

	New York	London	HK / Singapore	Korea
Dial-in Number	25 April 03:00	25 April 08:00	25 April 15:00	25 April 16:00
	82-31-810-3001 (Passcode : 1588)			Korea 031-810-3001
* Real-time webcast presentation will be available at www.kt.com

The conference call material will be posted on KT’s website (http://www.kt.com g English g Investor Relations g IR Activities g Conference Call) on April 25, 2008. Instant replay will be available at the IR website from April 28, 2008.

Notice of Directors’ Shareholdings in KT Corporation

Director	Title	As of March 28, 2008	Type of shares
Joong-Soo Nam	President and Chief Executive Officer	33,290	Common stock
Jeong-Soo Suh	Senior Executive Vice President	10,175	Common stock
Jong-Lok Yoon	Senior Executive Vice President	9,382	Common stock
Do-Hwan Kim	Independent and Non-Executive Director	2,688	Common stock
Jeong-Ro Yoon	Independent and Non-Executive Director	2,688	Common stock
Jong-Kyoo Yoon	Independent and Non-Executive Director	2,688	Common stock
Yi Paul Chang	Independent and Non-Executive Director	1,420	Common stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director